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                           June 30, 2021

       Andrey Fadeev
       Chief Executive Officer
       Nexters Inc.
       Ritter House, Wickhams Cay II
       PO Box 3170, Road Town
       Tortola VG110, British Virgin Islands

                                                        Re: Nexters Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed June 15, 2021
                                                            File No. 333-257103

       Dear Mr. Fadeev:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed June 15, 2021

       Information Related to the Company
       Distribution Platforms, page 192

   1. You disclose bookings by platform for the year ended December 31, 2020. Please revise to disclose the
comparable amounts for the year ended December 31, 2019. Also, provide us with a breakdown of
revenue by platform for both years, and to the extent that the percentages differ
meaningfully from those associated with bookings, revise to disclose revenue by platform for
the periods presented in MD&A.
 Andrey Fadeev
FirstName
Nexters Inc.LastNameAndrey Fadeev
Comapany
June        NameNexters Inc.
     30, 2021
June 30,
Page 2 2021 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to the Combined Balance Sheet
Adjustment Q, page 216

2. Please explain to us how the Deferred Exchange Shares are being accounted for and reflected in the pro forma financial statements. Explain how you determined the amount of the adjustments for such shares used in the calculations on page 217 and why such adjustments are subtracted in arriving at the charges for listing services under the two redemption scenarios. In this regard, we note on page 209 that the estimated value of the Deferred Exchange Shares was approximately $200 million. Also, explain how you determined the amount of net assets of Kismet used in the calculations.
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Recent Developments, page 238

3. We note your presentation of estimated revenue and operational metrics for the quarter ended March 31, 2021. In order to provide additional context, please revise to disclose a measure of profitability. Also, revise to provide an analysis of the financial measures presented so that investors can understand any changes in the amounts or trends. In this regard, we note your revenue growth rate for the first quarter of 2021 was significantly lower than for the year 2020.
Results of Operations
Comparison of the year ended December 31, 2020 versus the year ended December 31, 2019, page 242

4. You disclose that revenue increased in 2020 due to the acquisition of new users, as well as other factors that appear related to existing users, such as improvements to monetization, new content and product features, and increased engagement in Hero Wars. Please revise to quantify the increase in revenue attributed to new versus existing users. Refer to Item
         5.A.1 of Form 20-F and Section III.D of SEC Release No 33-6835.
Notes to Consolidated Financial Statements
Note 4. Accounting judgments, estimates and assumptions
Revenue recognition
Estimate of players lifespan, page F-55

5.       We note that you increased the estimated lifespan of players of your games in
         2020. Please revise to disclose the effect that this change in accounting estimate had on the current period, and/or is expected to have in future periods. Refer to IAS 8.39.
 Andrey Fadeev
FirstName
Nexters Inc.LastNameAndrey Fadeev
Comapany
June        NameNexters Inc.
     30, 2021
June 30,
Page 3 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Senior Staff Accountant at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Ryan Maierson, Esq.